

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 8, 2008

Room 7010

Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul
Brazil CEP 90220-005

> **Re:** **Gerdau S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **File No. 001-14878**

Dear Mr. Schirmer:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      Sincerely,

      Terence O'Brien
      Branch Chief